UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of February 2012

Commission File Number:  000-29106

KNIGHTSBRIDGE TANKERS LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Knightsbridge Tankers Limited (the "Company"), dated February 7, 2012, containing the Company's earnings release for the fourth quarter of 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNIGHTSBRIDGE TANKERS LIMITED

By: /s/ Inger M. Klemp
Date: February 29, 2012	Name: Inger M. Klemp
Title: Chief Financial Officer

Exhibit 1

Knightsbridge Tankers Limited

HIGHLIGHTS

•	Knightsbridge reports net income of $9.5 million and earnings per share of $0.39 for the fourth quarter of 2011.
•	Knightsbridge reports EBITDA of $16.7 million and EBITDA per share of $0.68 for the fourth quarter of 2011.
•	Knightsbridge announces a cash dividend of $0.50 per share for the fourth quarter of 2011.
•	Knightsbridge reports net income of $34.4 million and earnings per share of $1.41 for the year ended December 31, 2011.
•	Knightsbridge reports EBITDA of $62.6 million and EBITDA per share of $2.56 for the year ended December 31, 2011.

PRELIMINARY FOURTH QUARTER AND FINANCIAL YEAR 2011 RESULTS

Knightsbridge Tankers Limited (the "Company" or "Knightsbridge") reports net income of $9.5 million and earnings per share of $0.39 for the fourth quarter compared to net income of $9.1 million and earnings per share of $0.37 for the third quarter of 2011. Net income increased primarily due to an improvement in the results of the VLCC Kensington, which is operating in the spot market. The average daily time charter equivalents ("TCEs") earned by the Company's VLCCs and Capesize vessels were $26,900 and $36,500, respectively, compared with $25,300 and $36,800 in the preceding quarter.

Cash and cash equivalents decreased by $2.5 million in the quarter. The Company generated cash from operating activities of $10.6 million, used $0.9 million to repay loan facilities and paid $12.2 million in dividends. "Other current assets" have increased partly due to outstanding charter hires. The Company is in constructive discussions with the relevant counterparts in order to resolve this issue. In February 2012, the Company has an average cash breakeven rate for the remainder of 2012 for its VLCCs, excluding bareboat charters, and Capesize vessels of $14,100 and $7,600, respectively, per vessel per day. The VLCCs which are on bareboat charters have a cash break even rate of $5,300 per vessel per day.

For the year ended December 31, 2011 the Company reports net income of $34.4 million and earnings per share of $1.41 compared to net income of $38.6 million and earnings per share of $2.02 for the year ended December 31, 2010. The average daily TCEs for the Company's VLCCs, excluding bareboat charters, and Capesize vessels for the year ended December 31, 2011 were $28,500 and $36,600, respectively, compared with $37,700 and $41,100 for the year ended December 31, 2010.

THE TANKER MARKET

The market rate for a VLCC trading on a standard 'TD3' voyage between the Arabian Gulf and Japan in the fourth quarter of 2011 was WS 54, representing an increase of approximately WS 7.5 points from the third quarter of 2011 and a decrease of approximately WS 4 points from the fourth quarter of 2010. Present market indications are approximately $20,000/day in the first quarter of 2012.

Bunkers at Fujairah averaged $672/mt in the fourth quarter of 2011 compared to $664/mt in the third quarter of 2011; an increase of approximately $9/mt. Bunker prices varied between a low of $629/mt at the beginning of October and a high of $711/mt on November 14, 2011.

The International Energy Agency's ("IEA") January 2012 report stated an average OPEC oil production, including Iraq, of 30.53 million barrels per day (mb/d) during the fourth quarter of the year. This was an increase of 0.6 million barrels per day compared to the third quarter of 2011 and an increase of 1.1 million barrels per day compared to the fourth quarter of 2010.

IEA further estimates that world oil demand averaged 89.53 mb/d in the fourth quarter of 2011, which is the same level as the previous quarter, and a decrease of approximately 0.25 mb/d from the fourth quarter of 2010. Additionally, the IEA estimates that world oil demand will average approximately 90 mb/d in 2012, representing an increase of 1.2 percent or approximately 1.07 mb/d from 2011.

The VLCC fleet totalled 594 vessels at the end of the fourth quarter of 2011, up from 584 vessels at the end of the previous quarter. 11 VLCCs were delivered during the quarter whilst one was deleted. The orderbook counted 123 vessels at the end of the fourth quarter, down from 131 orders from the previous quarter. Three new orders were placed during the quarter, and the current orderbook represents about 21 percent of the VLCC fleet. According to Fearnleys the single hull fleet stands at 30 vessels.

THE DRY BULK MARKET

For quite some time dry bulk analysts have focused on the order book and potential oversupply of dry bulk vessels. In 2011 more than 1100 vessels entered the market out of which 250 were Capesizes and 290 were Panamaxes.

At the beginning of 2011 the official order book showed as much as 140 million dead weight ton (mdwt) scheduled to be delivered during the year which represented as much as 25 percent of the existing fleet at the time. However, the same trend witnessed in 2009 and 2010 persisted throughout 2011. A combination of delays, cancellations and restructuring of contracts resulted in a delivery ratio of 67 percent compared to the official order book. Forecasters are questioning the quality of the input to the official order book which mainly derives from lack of information when cancellation are done and not reported. In addition, the ambitious plans of many so called green field yards have not been realistic.

Scrapping, which is mainly a function of the earnings in the spot market, was at a historic high in 2011. Almost 25 mdwt was scrapped and the average age of the vessels being scrapped was at its lowest since 2003. Consequently the net fleet growth was 77 mdwt or close to 14 percent of the existing fleet.

With such supply growth we should have expected a dramatic drop in utilization and earnings, but that did not happen, at least not to the same extent as most analysts predicted. Earnings for the smaller sizes were relatively flat throughout the year, while caepsize earnings were split in two with considerably higher returns in the second half of the year compared to the first half. Three factors made the first half particularly difficult. Adverse weather in Australia with flooding combined with generally bad weather conditions in the southern hemisphere, the earthquake and the devastating tsunami in Japan, and lastly the traditional high influx of newbuildings which takes place at the beginning of every calendar year. However, it is believed that the average utilization of the dry bulk fleet during 2011 was around 85 percent: The increase in ton mile demand was close to 10 percent, while volume growth on its own was less than six percent. Other positive elements were slow steaming, congestion and Chinese coastal trade.

Since the start of the dry bulk "super cycle" in 2003 focus has been on China. The country has accounted for about 95 percent of incremental growth and the dependence of Chinese growth will remain the same in the coming years. In 2011, dry bulk imports to China increased by 21.5 percent and in four months last year monthly imports of all dry bulk commodities exceeded 100 million metric tons.

Looking in to the future, most forecasters agree that 2012 will be a challenging year for owners of dry bulk tonnage. It is expected that net supply growth could almost reach same levels as in 2011, while demand growth is expected to be slightly lower resulting in lower spot earnings and further downward pressure on asset values.

Further out in time, analysts are giving good reasons for a potential positive fundamental trend shift. In 2013, the order book is considerably smaller and, in spite of a bleak outlook for the European economies in particular, demand growth is expected to remain robust. A combination of poorer quality of the Chinese iron production and substantial new capacity of international iron ore entering the market will most likely give a positive arbitrage for Chinese steel producers. It is also expected that Indian ore exports will continue to diminish which in turn will result in longer sailing distances for iron ore in general. The coal imported to China only accounts for six percent of the total Chinese coal consumption and similar to iron ore it is expected that positive arbitrage will stimulate imports. India will continue its strong growth in coal imports and could potentially as well be forced to import iron ore if analysts are correct when they forecast Indian steel production in the years to come.

CORPORATE AND OUTLOOK

The Company's VLCC and Capesize fleet is fixed on time and bareboat charters expiring between April 2012 and 2016, except for the VLCC Kensington which is employed in the spot market.

Despite the continued soft development in vessel values, the Company's loan to value ratios are comfortable due to the low gearing of the Company. It is the Company's intention to renew and grow the fleet. The Board believes it has been prudent to delay new investments, based on the decrease in vessel values. The Company will seek to take advantage of the current weakness in the market to develop new projects. The Company's financial flexibility is strong with cash at hand, low gearing and availability of a revolving credit facility of $75 million.

On December 22, 2011, the Board granted a total of 93,189 restricted stock units (RSUs) pursuant to the 2010 Equity Plan to members of the Board of the Directors and the two management companies. These RSUs will vest rateably over three years at a rate of one third of the number of RSUs granted on each anniversary of the date of grant.

On January 9, 2012, the Company announced an amendment to the time charter with Frontline Ltd. for the VLCC Hampstead. The time charter hire has been reduced from $37,750 per day to $27,050 per day for the remaining period of the charter commencing January 1, 2012. The expected redelivery date is April 22, 2012. The Company will be compensated if actual earnings exceed the new rate up to and including the original rate.

On February 7, 2012, the Board declared a dividend of $0.50 per share. The record date for the dividend is February 23, 2012, the ex dividend date is February 21, 2012 and the dividend will be paid on or around March 8, 2012.

24,425,699 ordinary shares were outstanding as of December 31, 2011, and the weighted average number of shares outstanding for the fourth quarter was 24,425,699.

FORWARD LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Knightsbridge desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in Knightsbridge's operating expenses, including bunker prices, drydocking and insurance costs, the market for Knightsbridge's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by Knightsbridge with the Securities and Exchange Commission.

The Board of Directors
Knightsbridge Tankers Limited
Hamilton, Bermuda
February 7, 2012

Questions should be directed to:

Contact:                 Ola Lorentzon: Chairman, Knightsbridge Tankers Limited
+ 46 703 998886

Inger M. Klemp: Chief Financial Officer, Knightsbridge Tankers Limited
+47 23 11 40 76

KNIGHTSBRIDGE TANKERS LIMITED
FOURTH QUARTER REPORT (UNAUDITED)

2010 Oct-Dec	2011 Oct-Dec	INCOME STATEMENT (in thousands of $)	2011 Jan-Dec	2010 Jan-Dec

21,626	24,946	Operating revenues	96,217	95,897
		Operating expense
1,045	3,389	Voyage expenses	11,215	10,467
6,715	3,948	Ship operating expenses	18,801	19,678
841	942	Administrative expenses	3,528	3,018
5,581	5,736	Depreciation	22,759	19,567
14,182	14,015	Total operating expenses	56,303	52,730
7,444	10,931	Net operating income	39,914	43,167
		Other income (expenses)
32	7	Interest income	52	54
(1,248)	(1,289)	Interest expense	(4,957)	(3,940)
(224)	(161)	Other financial items	(657)	(724)
(1,440)	(1,443)	Total other expenses	(5,562)	(4,610)
6,004	9,488	Net income	34,352	38,557

$0.25	$0.39	Earnings per share ($)	$1.41	$2.02

		Income on timecharter basis ($ per day per vessel)*
$34,400	$26,900	VLCC (excluding bareboat charters)	$28,500	$37,700
$36,900	$36,500	Capesize	$36,600	$41,100
		* Calendar days less off-hire after deduction of broker commission

Note: EBITDA is defined as earnings before interest, taxes, depreciation and amortization of deferred charges. EBITDA in Q4 2011 is calculated as $16,661,000 based on net income ($9,488,000) plus depreciation ($5,736,000), net interest expense ($1,282,000) and amortization of deferred charges ($155,000). EBITDA for 2011 is calculated as $62,615,000 based on net income ($34,352,000) plus depreciation ($22,759,000), net interest expense ($4,905,000) and amortization of deferred charges ($599,000).

KNIGHTSBRIDGE TANKERS LIMITED
FOURTH QUARTER REPORT (UNAUDITED)

BALANCE SHEET (in thousands of $)	2011 Dec 31	2010 Dec 31

ASSETS
Short term
Cash and cash equivalents	46,848	56,771
Restricted cash	15,000	15,000
Other current assets	21,230	6,157
Long term
Vessels, net	436,273	459,032
Deferred charges	2,110	2,629
Other long term assets	1,458	2,364
Total assets	522,919	541,953
LIABILITIES AND EQUITY
Short term
Current portion of long-term debt	3,600	3,600
Other current liabilities	7,547	8,712
Long term
Long-term debt	150,140	153,740
Equity	361,632	375,901
Total liabilities and equity	522,919	541,953

KNIGHTSBRIDGE TANKERS LIMITED
FOURTH QUARTER REPORT (UNAUDITED)

2010 Oct-Dec	2011 Oct-Dec	STATEMENT OF CASHFLOWS (in thousands of $)	2011 Jan-Dec	2010 Jan-Dec

		OPERATING ACTIVITIES
6,004	9,488	Net income	34,352	38,557
		Adjustments to reconcile net income to net cash provided by operating activities;
5,808	5,891	Depreciation and amortization	23,358	20,219
152	279	Other, net	1,075	152
936	(5,060)	Change in operating assets and liabilities	(16,178)	3,543
12,900	10,598	Net cash provided by operating activities	42,607	62,471

		INVESTING ACTIVITIES
-	-	Change in restricted cash	-	(5,000)
-	-	Additions to newbuildings	-	(3,600)
(47,000)	-	Purchase of vessels	-	(94,000)
(47,000)	-	Net cash used in investing activities	-	(102,600)

		FINANCING ACTIVITIES
(104,650)	(900)	Repayment of long-term debt	(3,600)	(168,880)
100,000	-	Proceeds from long-term debt	-	205,740
(921)	-	Debt fees paid	(79)	(2,061)
87,602	-	Net proceeds from share issuance	-	87,602
(12,213)	(12,212)	Dividends paid	(48,851)	(33,465)
69,818	(13,112)	Net cash (used in) provided by financing activities	(52,530)	88,936

35,718	(2,514)	Net (decrease) increase in cash and cash equivalents	(9,923)	48,807
21,053	49,362	Cash and cash equivalents at start of period	56,771	7,964
56,771	46,848	Cash and cash equivalents at end of period	46,848	56,771

KNIGHTSBRIDGE TANKERS LIMITED
FOURTH QUARTER REPORT (UNAUDITED)

STATEMENT OF CHANGES IN EQUITY (in thousands of $)	2011 Jan-Dec	2010 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	24,425,699	17,100,000
Shares issued	-	7,325,699
Balance at end of period	24,425,699	24,425,699

SHARE CAPITAL
Balance at beginning of period	244	171
Shares issued	-	73
Balance at end of period	244	244

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	131,026	-
Shares issued	-	131,026
Restricted stock unit expense	230	-
Balance at end of period	131,256	131,026

CONTRIBUTED CAPITAL SURPLUS
Balance at beginning and end of period	179,019	179,019

RETAINED EARNINGS
Balance at beginning of period	65,612	60,520
Net income	34,352	38,557
Dividends paid	(48,851)	(33,465)
Balance at end of period	51,113	65,612
Total Equity	361,632	375,901